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                             March 7, 2023

       Rodney M. Smith
       Chief Financial Officer
       American Tower Corporation
       116 Huntington Avenue
       Boston, MA 02116

                                                        Re: American Tower
Corporation
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-14195

       Dear Rodney M. Smith:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Notes to Consolidated Financial Statements
       11. Fair Value Measurements
       Items Measured at Fair Value on a Nonrecurring Basis, page F-38

   1. We note you calculated the fair value for certain long-lived assets utilizing projected future discounted cash
flows. Please tell us how you determined it was not necessary to provide quantitative
information about the significant unobservable inputs used in the fair value measurement of
these assets. Please refer to ASC 820-10-50-2(bbb).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
       have questions regarding our comment.
 Rodney M. Smith
American Tower Corporation
March 7, 2023
Page 2




FirstName LastNameRodney M. Smith         Sincerely,
Comapany NameAmerican Tower Corporation
                                          Division of Corporation Finance
March 7, 2023 Page 2                      Office of Real Estate & Construction
FirstName LastName